UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

The Chefs’ Warehouse, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

163086 10 1
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,429,032
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,429,032
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

* Includes 451,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 130,231
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 130,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,231*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 41,100 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,559,263
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,559,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

* Includes 492,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 163086 10 1

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of The Chefs’ Warehouse, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 East Ridge Road, Ridgefield, Connecticut 06877.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I and Legion Partners II;

(iv)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;

(v)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I and Legion Partners II is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Kiper, Vizi and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

CUSIP NO. 163086 10 1

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kiper, Vizi and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 977,332 Shares owned directly by Legion Partners I is approximately $12,647,483, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 451,700 Shares beneficially owned by Legion Partners I, as further described in Item 6 below, is approximately $1,654,561, including brokerage commissions.

The aggregate purchase price of the 89,131 Shares owned directly by Legion Partners II is approximately $1,156,015, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 41,100 Shares beneficially owned by Legion Partners II, as further described in Item 6 below, is approximately $150,535, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the current market price of the Shares does not reflect the Issuer’s intrinsic value.  In the Reporting Persons’ view, one of the key areas that does not appear to be well understood or fully appreciated by the market, is the opportunity for the Issuer’s adjusted EBITDA margins to expand from current levels.  Historically, the Issuer had been able to achieve adjusted EBITDA margins of 7% or higher, however, during the last several years, the Issuer has made significant investments in building new facilities in New York, Chicago, San Francisco and Las Vegas, as well as executing several larger acquisitions.  While the Reporting Persons believe these investments have better positioned the Issuer for future growth, these investments  appear to have significantly depressed adjusted EBITDA margins to approximately 5.4% on a trailing twelve month basis.

The Issuer’s management has publicly stated, as recently as December 2016, that their goal is to achieve a 7% adjusted EBITDA margin. Some investors may question whether a 7% adjusted EBITDA margin is even possible given the protein acquisitions that the Issuer has made over the last several years. A review of SEC filings related to the Issuer’s largest acquisition, Del Monte Meat Company, reveals an EBITDA margin profile of that company of approximately 11% at the time of the acquisition. While there appears to be  some acquisition related integration challenges, the Reporting Persons believe the overall margin potential for the Issuer has not been permanently diminished by its protein acquisitions and anticipate significant improvements in adjusted EBITDA in the near future.

CUSIP NO. 163086 10 1

The Reporting Persons further believe that improvements in transparency, corporate governance and compensation can have a meaningful positive impact on the market’s perception of the Issuer and have recommended to the Issuer certain action items that management and the Issuer’s Board of Directors (the “Board”) can take, including, among other things, to adopt a majority vote standard for the election of directors, a phase out of related party transactions, and a refocus of executive compensation on creating sustained long-term value rather than on short term goals.  The Reporting Persons intend to continue discussions with management and the Board regarding its recommendations to maximize the value of the Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,254,318 Shares outstanding as of October 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

A.	Legion Partners I

(a)	As of the close of business on January 25, 2017, Legion Partners I beneficially owned 1,429,032 Shares, including 451,700 Shares underlying certain call options.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,429,032
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,429,032

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 163086 10 1

B.	Legion Partners II

(a)	As of the close of business on January 25, 2017, Legion Partners II beneficially owned 130,231 Shares, including 41,100 Shares underlying certain call options.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 130,231
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 130,231

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,429,032 Shares owned by Legion Partners I and (ii) 130,231 Shares owned by Legion Partners II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,263

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 1,429,032 Shares owned by Legion Partners I and (ii) 130,231 Shares owned by Legion Partners II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,263

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 163086 10 1

E.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,429,032 Shares owned by Legion Partners I and (ii) 130,231 Shares owned by Legion Partners II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,263

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,429,032 Shares owned by Legion Partners I and (ii) 130,231 Shares owned by Legion Partners II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,263

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 163086 10 1

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

Each of Legion Partners I and Legion Partners II purchased in the over the counter market American-style call options referencing an aggregate of 451,700 Shares and 41,100 Shares, respectively, which have an exercise price of $12.50 per Share and expire on April 21, 2017.

On January 25, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi and Raymond White dated January 25, 2017.

CUSIP NO. 163086 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2017

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC
Sole Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

CUSIP NO. 163086 10 1

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

CUSIP NO. 163086 10 1

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price

LEGION PARTNERS, L.P. I

Purchase of Common Stock	11/25/2016	4,959	$13.00
Purchase of Common Stock	11/28/2016	45,822	$13.00
Purchase of Common Stock	11/28/2016	400	$13.00
Purchase of Common Stock	11/30/2016	435,625	$13.00
Purchase of Common Stock	11/30/2016	7,337	$12.97
Purchase of Common Stock	1/5/2017	26,608	$15.94
Purchase of Common Stock	1/6/2017	18,951	$15.97
Purchase of Common Stock	1/9/2017	13,668	$15.92
Purchase of Common Stock	1/10/2017	3,897	$15.95
Purchase of Common Stock	1/10/2017	61,177	$15.97
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/10/2017	257	$3.89
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/11/2017	628	$3.75
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/12/2017	306	$3.57
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/13/2017	200	$3.69
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/17/2017	550	$3.45
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/18/2017	583	$3.50
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/19/2017	300	$3.41
Sale of Common Stock	1/19/2017	(18,327)	$15.13
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/20/2017	367	$3.49
Sale of Common Stock	1/20/2017	(20,708)	$15.24
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/23/2017	75	$3.50
Sale of Common Stock	1/23/2017	(15,026)	$15.26
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/24/2017	408	$3.84
Sale of Common Stock	1/24/2017	(15,118)	$15.68
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/25/2017	843	$3.84

CUSIP NO. 163086 10 1

LEGION PARTNERS, L.P. II

Purchase of Common Stock	11/25/2016	448	$13.00
Purchase of Common Stock	11/28/2016	4,178	$13.00
Purchase of Common Stock	11/30/2016	39,375	$13.00
Purchase of Common Stock	11/30/2016	663	$12.97
Purchase of Common Stock	1/5/2017	2,595	$15.94
Purchase of Common Stock	1/6/2017	1,846	$15.97
Purchase of Common Stock	1/9/2017	1,332	$15.92
Purchase of Common Stock	1/10/2017	380	$15.95
Purchase of Common Stock	1/10/2017	5,963	$15.97
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/10/2017	23	$3.89
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/11/2017	57	$3.75
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/12/2017	28	$3.57
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/13/2017	18	$3.69
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/17/2017	50	$3.45
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/18/2017	53	$3.50
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/19/2017	27	$3.41
Sale of Common Stock	1/19/2017	(1,673)	$15.13
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/20/2017	34	$3.49
Sale of Common Stock	1/20/2017	(1,892)	$15.24
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/23/2017	7	$3.50
Sale of Common Stock	1/23/2017	(1,374)	$15.26
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/24/2017	37	$3.84
Sale of Common Stock	1/24/2017	(1,382)	$15.68
Purchase of April 2017 Call Option ($12.50 Strike Price)1	1/25/2017	77	$3.84

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1 Represents American-style call option purchased in the over-the-counter market with an expiration date of April 21, 2017.